August 3, 2016

VIA EDGAR CORRESPONDENCE

Ms. Christina DiAngelo Fettig, Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re: State Farm Mutual Fund Trust and State Farm Associates’ Funds Trust

Dear Ms. Fettig:

On behalf of the U.S. Securities and Exchange Commission (the “Commission”), you provided comments regarding materials filed with the Commission by the State Farm Mutual Fund Trust (“MFT”), a registered investment company that includes fifteen separate series (each an “MFT Fund,” and together, the “MFT Funds”), and the State Farm Associates’ Funds Trust (“AFT”), a registered investment company that includes four separate series (each an “AFT Fund,” and together, the “AFT Funds”) (the MFT and AFT collectively, the “Trusts,” and the MFT Funds and AFT Funds collectively, the “Funds”) in a telephone call with me on June 3, 2016. You provided additional comments in a follow-up telephone call with me on July 20, 2016. This letter is the Trusts’ response to comments received from you on those dates.

The Trusts hereby acknowledge that they are responsible for the adequacy and accuracy of the disclosure in the filings referenced in the comments and responses herein, that comments from the Commission Staff or changes to disclosure in response to Commission Staff comments in the filings reviewed by the Commission Staff do not foreclose the Commission from taking any action with respect to the filings, and that the Trusts may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below I repeat the Commission Staff’s comments provided to me on June 3 and July 20, as I understand them, and provide the Trusts’ response to each comment. Any general comment made by the Commission Staff that applies to a particular Fund or Trust also is understood by the Trusts to apply to the other Funds or Trust, as applicable.

1.	An amended Form N-CSR was filed April 7, 2016, for the AFT (the “Form N-CSR/A”). The AFT appropriately attached certifications updated to the date of amendment. Please provide the reason for the amendment. In the future, include a cover sheet or explanatory note regarding the amendment.

Response: AFT filed the Form N-CSR/A to reflect an updated total in Item 4, Principal Accountant Fees and Services, under the heading “(a) Audit Fees” in the amount of $248,688 for the fiscal year ending November 30, 2015. The amount of the additional Audit Fees were not known when AFT filed its Form N-CSR with the Commission on January 29, 2016.

The Trusts confirm that any future Forms N-CSR/A filed for the Trusts with the Commission will be accompanied by a cover sheet or explanatory note regarding the nature of any amendment to the applicable Form N-CSR.

2.	A Form N-PX was filed on August 28, 2015, for MFT. Confirm all MFT Funds were included in the filing. In the future, clearly identify the Funds in the filing. For example, immediately after the Large Cap Growth Fund in the August 28, 2015 filing, there is a heading for “State Farm Mutual Fund Trust,” but no fund is identified.

Response: The MFT confirms that the MFT Form N-PX filed on August 28, 2015 (the “2015 Form N-PX”) with the Commission included the proxy voting records for those MFT Funds that received proxy solicitations for the twelve-month period ended June 30, 2015. The 2015 Form N-PX included proxy voting records for the State Farm Equity Fund, State Farm Small/Mid Cap Equity Fund, State Farm International Equity Fund, State Farm S&P 500 Index Fund, State Farm Small Cap Index Fund, and State Farm International Index Fund.

The information provided under the heading “Large Cap Growth Fund” in the 2015 Form N-PX are the proxy voting records for the State Farm Equity Fund; such information was inadvertently provided under the incorrect heading.

The proxy voting records of each MFT Fund for any twelve-month period ended June 30 will be clearly identified on future Forms N-PX for the MFT.

3.	With respect to the Management’s Discussions of Fund Performance (“MDFPs”) in the MFT Annual Report dated December 31, 2015 (the “MFT Report”), the average annual total returns disclosure for the line graphs states, “Class B shares Life of Class value and performance does not reflect conversion to Class A shares” and “Legacy Class B shares value and performance at ten years does not reflect conversion to Legacy Class A shares.” There is no guidance in the Form N-1A regarding how to reflect conversion for performance presentations in an annual report. Pursuant to Form N-1A, Item 4(b)(2), Instruction 3(d), the performance included in the prospectus must reflect such conversions:

“If a Multiple Class Fund offers a Class in the prospectus that converts into another Class after a stated period, compute average annual total returns in the table by using the returns of the other Class for the period after conversion.”

Please confirm that the performance in the MFT prospectus has been calculated and reflected in accordance with Form N-1A, Item 4(b)(2), Instruction 3(d). Consider making performance in the annual report consistent with performance in the prospectus.

Response: The MFT no longer offers Class B and Legacy Class B shares for purchase. Shareholders who own Class B shares or Legacy Class B shares may continue to exchange those shares for Class B or Legacy Class B shares of other MFT Funds.

As of May 1, 2016, the date of effectiveness of the most recent post-effective amendment for MFT, Class B and Legacy Class B shares automatically would convert to Class A or Legacy Class A shares, respectively, after eight full years of ownership. The inception date for Legacy Class B shares for all non-State Farm LifePath Funds in the MFT was December 18, 2000. The first conversions for Legacy Class B shares to Legacy Class A shares for all non-State Farm LifePath Funds would have started taking place effective December 18, 2008. The inception date for Legacy Class B shares for the State Farm LifePath Funds (not including the State Farm LifePath 2050 Fund, which does not offer Legacy Class B shares or Class B shares) was May 9, 2003. The first conversions for Legacy Class B shares to Legacy Class A shares of the State Farm LifePath Funds would have started taking place effective May 9, 2011. The inception date for Class B shares for all MFT Funds (not including the State Farm LifePath 2050 Fund) was May 1, 2006. The first conversions for Class B shares to Class A shares would have started taking place effective May 1, 2014.

Performance in the MFT prospectus inadvertently was not calculated and reflected in accordance with Form N-1A, Item 4(b)(2), Instruction 3(d) (the “Performance Instruction”) beginning with the May 1, 2009 MFT prospectus for Legacy Class B shares for all non-State Farm LifePath Funds, the May 1, 2012 MFT prospectus for all Legacy Class B shares for the State Farm LifePath Funds (not including the State Farm LifePath 2050 Fund), and the May 1, 2015 MFT prospectus for Class B shares for all MFT Funds (not including the State Farm LifePath 2050 Fund).

The MFT has recalculated performance in accordance with the Performance Instruction for all Class B shares and Legacy Class B shares for 10 years or life of class, if less, for the period ended December 31, 2015. The deviation from the performance presented in the May 1, 2016 prospectus for Class B shares and Legacy Class B shares ranges from 0.00% (no difference) to 0.14%. Deviation amounts for applicable prior years should have been even less. MFT believes the amount of these deviations would not be material to a shareholder.

In the future, the MFT will calculate and reflect performance in the MFT prospectus in accordance with the Performance Instruction. In addition, performance for the average annual total returns in future annual reports for MFT will reflect applicable share class conversions pursuant to the Performance Instruction.

4.	With respect to the MDFPs for those MFT Funds with more than one sub-adviser, consider providing a combined discussion regarding the performance of the Fund as a whole. For example, the individual sub-adviser discussions in the MFT Report reflect the top 10 holdings for each sub-adviser. It may be more informative to provide or include a discussion regarding the top 10 holdings for the Fund.

Response: The State Farm Equity Fund, State Farm Small/Mid Cap Equity Fund and State Farm International Equity Fund of the MFT each have two sub-advisers. Each of those MFT Funds is managed with a dual investment style mandate, with one sub-adviser managing a growth style and one sub-adviser managing a value style. The MDFPs for these MFT Funds are intended to illustrate how the growth and value styles each affected the performance of a particular Fund. Each sub-adviser manages approximately one-half of a sub-advised Fund’s assets.

State Farm Investment Management Corp. (“SFIMC”), investment adviser to the MFT, believes each management style materially affects each Fund’s performance and that separate discussions provide more relevant Fund specific information to shareholders than a combined discussion. However, the MFT will consider providing a combined discussion to supplement the separate discussions in future MDFPs.

5.	With respect to the MDFPs for all Funds, the investment objectives in the MDFPs and the Notes to Financial Statements differ slightly. The investment objectives in the Notes are consistent with those in the prospectus for a particular Fund. For example, the State Farm S&P 500 Index Fund investment objective in that Fund’s MDFP states that the Fund “seeks to approximate as closely as possible, before fees and expenses…”. The investment objective for such Fund in the MFT prospectus does not make reference to “before fees and expenses.” Consider making the investment objectives consistent throughout the MDFPs, Notes and prospectus.

Response: The Trusts will make the investment objectives for each Fund consistent throughout the applicable MDFPs, Notes to Financial Statements and prospectus.

6.	The State Farm S&P 500 Index Fund, State Farm Small Cap Index Fund and State Farm International Index Fund (the “Index Funds”) invest in derivatives. Please explain how the Index Funds comply with the July 30, 2010 letter to the Investment Company Institute (“ICI”) regarding derivatives-related disclosures by investment companies within the shareholder reports, particularly within the MDFPs.

Response: The Index Funds’ investments in derivatives are discussed in Note 5 in the Notes to Financial Statements, which appears on page 189 of the MFT Report. The MFT notes that the information set forth in Note 5 complies with the requirements set forth in the July 30, 2010 letter to the ICI. Namely, such disclosure:

(i) informs shareholders how the Index Funds actually used derivatives during the period to meet its objectives and strategies (i.e., the Index Funds “entered into stock index futures contracts to gain exposure to market fluctuations, as the use of these instruments was more efficient or cost effective than actually buying the underlying securities,” and “in an attempt to decrease exposure to this risk, the International Index Fund engaged in portfolio hedging with the objective to protect against variations in exchange rates”);

(ii) addresses the effect of using derivatives during the reporting period (e.g., such disclosure accounts for the amount of realized gain or loss, as well as the change in unrealized appreciation or depreciation on those investments); and

(iii) discloses the identity of the counterparty involved in each derivative contract, including the total derivative assets and liabilities per each counterparty.

Additionally, because the Index Funds do not have significant derivatives exposure, the Index Funds’ investments in derivatives did not materially impact the performance of the Index Funds for the period ending December 31, 2015. Therefore, the MDFPs for the Index Funds included in the MFT Report did not include a discussion of the effect of those derivatives on the performance of the Index Funds.

MFT notes this treatment of the Index Funds’ investment in derivatives (futures contracts for each Index Fund, and forward contracts, forward currency contracts and future currency contracts for the International Index Fund) is consistent with their treatment in the MFT prospectuses, where such derivative investments are not disclosed as principal investment strategies for these Funds. Instead, these strategies are disclosed in the MFT Statement of Additional Information (the “SAI”) as non-principal investment strategies. The Index Funds may invest in stock index futures and options on stock index futures as a substitute for a comparable market position in the underlying securities. The International Index Fund may invest in foreign currency transactions involving currencies of the different countries in which the Fund may invest, and the foreign currency transactions serve as hedges against possible variations in the exchange rate between different currencies. A foreign currency transaction for this Fund is limited to transaction hedging and portfolio hedging involving either specific transactions or actual or anticipated portfolio positions. In addition to explaining why and the extent to which each Index Fund may invest in derivatives, the MFT SAI explains the risks to the Index Funds associated with investing in derivatives.

In assessing whether the Index Funds’ strategies to invest in derivatives should be considered principal or non-principal, MFT evaluated, among other factors, the limited amount of each Index

Fund’s assets expected to be committed to the strategy, the limited amount of each Index Fund’s assets expected to be placed at risk by the strategy and the resulting low likelihood of the Index Fund losing some or all of those assets from implementing the strategy. See Form N-1A, Item 9(b), Instruction 2. As a result, MFT concluded that including such disclosure in the MDFP would be inappropriate in light of the requirements set forth in the letter to the ICI.

7.	With respect to the expense examples for the MFT funds of funds, consider including the following disclosure, “Acquired fund fees and expenses are not included in the expense example.” Some fund companies also include other disclosures about how these fees did affect the funds of funds.

Response: Within the MFT Report, the State Farm Equity and Bond Fund discloses various annualized expense ratios depending upon the share class. Footnote 5 to the Expense Example, which appears on page 87 of the MFT Report, explains the calculation of the expense ratio for the State Farm Equity and Bond Fund. That footnote states:

“Ratio also reflects 60% of the State Farm Equity Fund Institutional Shares expenses plus 40% of the State Farm Bond Fund Institutional Shares expenses. The State Farm Equity and Bond Fund targets a 60%/40% investment ratio between the State Farm Equity Fund and the State Farm Bond Fund. The ratio may vary slightly from 60%/40% throughout the year.”

By calculating the expense ratio in the manner disclosed, the State Farm Equity and Bond Fund included acquired fund fees and expenses in the MFT Report expense example. The MFT will consider revising the expense example for the State Farm Equity and Bond Fund to exclude the effect of acquired fund fees and expenses (“AFFEs”) in future MFT shareholder reports. If AFFEs are not included in the expense example for the State Farm Equity and Bond Fund, the expense example will include a disclosure for AFFEs substantially similar to the following:

“The expense examples do not reflect acquired fund fees and expenses.”

Effective October 31, 2015, the State Farm LifePath Funds began operating as stand-alone funds that invest in exchange-traded funds (ETFs). The expense examples for the State Farm LifePath Funds did not include AFFEs for the ETFs. The MFT will include disclosure regarding AFFEs with the expense example for the State Farm LifePath Funds in future shareholder reports. The disclosure for AFFEs will be substantially similar to the following:

“The expense examples do not reflect acquired fund fees and expenses.”

8.	On page 90 of the MFT Report, the Board Approval of Amendments to Investment Advisory and Sub-Advisory Agreements discussion provides details about the combination of the State Farm Equity Fund, State Farm Small/Mid Cap Equity Fund and State Farm International Equity Fund with a corresponding Fund in connection with a reduction in the investment advisory fees for such Funds. Please explain why these reductions approved by the Board are not reflected in the MFT prospectus.

Response: The reductions in the advisory fees for the State Farm Equity Fund, State Farm Small/Mid Cap Equity Fund and State Farm International Equity Fund are contingent upon MFT obtaining relief that would permit these funds to invest in unaffiliated mutual funds outside the normally applicable limits of section 12(d) of the Investment Company Act of 1940 (15 U.S.C. § 80a-12(d)).

MFT has filed an application for an exemptive order from the Commission requesting such relief and is waiting for the Commission to determine whether it will issue the exemptive order. Therefore, in the meantime, the fee reductions were not reflected in the MFT prospectuses dated May 1, 2016. If the Commission grants the exemptive order, SFIMC will implement these new investment advisory and management services fees and MFT will amend its registration statement accordingly.

9.	With respect to the Schedules of Investments, in the future, please disclose the class of shares of other investment companies owned by the Funds, including money market funds.

Response: In the future, the Trusts will disclose the class of shares of other investment companies, including money market funds, owned by a Fund on such Fund’s Schedule of Investments when applicable.

10.	Consider disclosing on the Schedules of Investments whether securities exempt from registration pursuant to Rule 144A under the Securities Act of 1933 (17 C.F.R. § 230.144A) have been determined to be liquid by the Board.

Response: The Trusts note that they already provide footnotes identifying securities exempt from registration pursuant to Rule 144A under the Securities Act of 1933, including disclosing the total value of such securities held by a Fund. The Trusts confirm that going forward, they will enhance this disclosure within each Fund’s Schedule of Investments by adding that those securities have been determined to be liquid pursuant to liquidity procedures adopted by the Trusts’ Board of Trustees when applicable.

11.	In the future, disclose the rates associated with preferred stock on the Schedules of Investments.

Response: In the future, the Trusts will disclose the rates associated with any preferred stock owned by a Fund on such Fund’s Schedule of Investments when applicable.

12.	For the State Farm Equity and Bond Fund, please explain why the disclosure requirements of Regulation S-X, Rule 12-14, Investments in and advance to affiliates (17 C.F.R. § 210.12-14), are not included on the Schedule of Investments. In the future, please include the disclosure requirements in the table format as set out in Rule 12-14.

Response: The State Farm Equity and Bond Fund invests in institutional shares of the State Farm Equity Fund and State Farm Bond Fund (the “Underlying Funds”). The State Farm Equity and Bond Fund and the Underlying Funds are separate series within the MFT and affiliated persons as defined in section 2(a)(3) of the Investment Company Act of 1940 (15 U.S.C. § 80a-2(a)(3)) because they are funds within the same fund complex with a common Board of Trustees.

MFT notes that the information required by Regulation S-X, Rule 12-14 already is included throughout the MFT Report for the State Farm Equity and Bond Fund. The number and value of shares held of each of the Underlying Funds as of the end of the period is disclosed on the State Farm Equity and Bond Fund Schedule of Investments. See page 137 of the MFT Report. Dividend income, realized gains (losses) and unrealized gains (losses) from investments in the Underlying Funds are disclosed and footnoted as related to affiliated income within the Statement of Operations and Statement of Changes for the State Farm Equity and Bond Fund. See pages 174 (footnote (c)) and 178 (footnote (a)) of the MFT Report. Aggregate purchases and sales of the Underlying Funds by share class for the year ended December 31, 2015, are disclosed in Note 9 for the State Farm Equity and Bond Fund. See pages 200 through 204 of the MFT Report. In addition, the Schedule of Investments and financial statements for the Underlying Funds are included together with the State Farm Equity and Bond Fund as part of the MFT Report. Although such information is included throughout the MFT Report, MFT will include in future reports the information required by Regulation S-X, Rule 12-14 for the State Farm Equity and Bond Fund in the table format as set out in such Rule.

13.	On page 166 of the MFT Report, the State Farm LifePath 2030 Fund included the disclosures required by Regulation S-X, Rule 12-14 for an investment in the iShares Russell 1000 ETF. The iShares Russell 1000 ETF security is held by all the State Farm LifePath Funds. Please explain why the Regulation S-X, Rule 12-14 disclosure is not included for the iShares Russell 1000 ETF investment by the other State Farm LifePath Funds.

Response: Regulation S-X, Rule 12-14 requires management investment companies to disclose specified information with respect to investments in affiliates. Regulation S-X, Article 6, Registered Investment Companies, provides definitions specifically applicable to financial statements filed for registered investment companies. Regulation S-X, Rule 6-02(a) defines an affiliate as “an affiliated person as defined in section 2(a)(3) of the Investment Company Act of 1940 unless otherwise indicated.”
Section 2(a)(3) provides:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

As of December 31, 2015, the State Farm LifePath 2030 Fund owned more than 5% of the outstanding voting securities of the iShares Russell 1000 ETF. Pursuant to the section 2(a)(3) definition above, the iShares Russell 1000 ETF is an affiliate of the State Farm LifePath 2030 Fund. As a result, the State Farm LifePath 2030 Fund included the required disclosures under Rule 12-14 for purchases and sales of the iShares Russell 1000 ETF by the State Farm LifePath 2030 Fund for the one-year period ended December 31, 2015.

No other State Farm LifePath Fund owned 5% or more of the outstanding voting securities of the iShares Russell 1000 ETF as of December 31, 2015, and the iShares Russell 1000 ETF is not otherwise an affiliated person of the State Farm LifePath Funds. Consequently, the other State Farm LifePath Funds were not required to provide the Rule 12-14 disclosures for an investment in the iShares Russell 1000 ETF in the MFT Report.

However, even though Rule 12-14 disclosures were not required for investments by the State Farm LifePath Funds in the iShares Russell 1000 ETF (other than for the State Farm LifePath 2030 Fund as discussed above) or for investments in any of the other iShares ETFs noted on the Schedules of Investments, the MFT believes that the voluntary disclosure of information regarding the relationship of BlackRock Fund Advisors (“BlackRock”) with the State Farm LifePath Funds and iShares ETFs is relevant information for shareholders. Consequently, the Schedule of Investments in the MFT Report for each of the State Farm LifePath Funds includes the following footnote disclosure:

“BlackRock, as subadvisor to the LifePath Funds, is an affiliate of the LifePath Funds. BlackRock or its affiliates serve as the investment adviser to each of the iShares ETFs.”

14.	Pursuant to Regulation S-X, Rule 6-04(12), Balance Sheets, Other liabilities (17 C.F.R. § 210.6-04(12)), please disclose any open payables to the Trustees on the Statements of Assets and Liabilities.

Response: SFIMC makes payments to the Trustees on behalf of the Trusts. The Trusts accrue expenses daily and reimburse SFIMC, including for payments made to the Trustees. The MFT Report and AFT Report each include the line item, “Due to affiliates” on the Statements of Assets and Liabilities. See page 172 of the MFT Report and page 54 of the AFT Report. “Due to affiliates” would include any open payables to SFIMC, which would include any payments made to the Trustees. In the future, the Trusts will disclose a separate line for “Payable for Trustees’ fees and expenses” on the Statements of Assets and Liabilities.

15.	Pursuant to Regulation S-X, Rule 6-07(7)(b), Statements of Operations, Realized and unrealized gain (loss) on investments-net (17 C.F.R. § 210.6-07(7)(b)), distributions of realized gains by other investment companies held by a Fund should be disclosed separately on the Statement of Operations.

Response: The MFT Report appropriately included the line item, “Net realized gain (loss) from affiliated investment companies,” on the Statement of Operations for the State Farm Equity and Bond Fund. See page 174 of the MFT Report. As noted in the response to comment 7 above, the State Farm LifePath Funds only began investing as stand-alone funds in underlying iShares ETFs in November 2015. MFT confirms that those State Farm LifePath Funds will also begin separately disclosing distributions of realized gains from their iShares ETF investments on their Statements of Operations in future reports.

16.	The MFT Notes to Financial Statements discloses that the Trust is diversified. Consider disclosing in the AFT Report whether the AFT is diversified or non-diversified.

Response: The AFT Report includes the following disclosure regarding diversification on page 58:

“Each Fund has its own investment objective, investment policies, restrictions, and attendant risks and is diversified as defined in the Investment Company Act of 1940.”

17.	Pursuant to Accounting Standards Update 2013-08, in the future please disclose in Note 2 that the Funds follow the accounting and reporting requirements for investment companies under Accounting Standards Codification (ASC) Topic 946, Financial Services – Investment Companies.

Response: In the future, the Trusts will disclose in the Notes to Financial Statements that the Funds follow the accounting and reporting requirements for investment companies under Accounting Standards Codification (ASC) Topic 946, Financial Services – Investment Companies.

18.	Pursuant to ASC 820-10-50, Fair Value Measurement-Overall-Disclosure, please disclose the Funds’ policy for determining when transfers between levels are deemed to have occurred in Note 3.

Response: In the future, the Trusts will disclose in the Notes to Financial Statements the Funds’ procedure for determining when transfers between levels are deemed to have occurred.

19.	With respect to Note 7 in the MFT Report, consider disclosing whether expenses waived are subject to recapture. Where there is no disclosure, the Commission concludes that the expenses waived are not subject to capture. If the waivers are subject to recapture, additional disclosures are required.

Response: The expense reimbursements and waivers described in Note 7 of the MFT Report are not subject to recapture. MFT will consider including disclosure in future MFT financial statements to definitively state that prior-year reimbursements and waivers are not subject to recapture.

20.	The following disclosure appears in Note 8 on page 200 of the MFT Report:

“Cross trades for the year ended December 31, 2015 were executed by the S&P 500 Index Fund pursuant to Rule 17a-7 under the Investment Company Act of 1940. Cross trading is the buying or selling of portfolio securities between funds. At its regularly scheduled quarterly meetings, the Board of Trustees reviews such transactions as of the most recent calendar quarter for compliance with the requirements and restrictions set forth by Rule 17a-7.”

Please explain why the transactions executed pursuant to Rule 17a-7, Exemption of certain purchase or sale transactions between an investment company and certain affiliated persons thereof (17 C.F.R. § 270.17a-7), are not disclosed quantitatively.

Response: Regulation S-X, Rule 4-08(k), Related party transactions which affect the financial statements (17 C.F.R. § 210.4-08(k)), requires the disclosure of related party transactions that affect the MFT financial statements. Pursuant to Regulation S-X, Rule 1-02(u) (17 C.F.R. § 210.1-02(u)), the term related parties is used as that term is defined in Accounting Standards Codification (the “ASC”) Topic 850, Related Party Disclosures (the “ASC 850”), at 850-10-20. Comments made by Commission staff members to the AICPA Investment Companies Expert Panel on January 19, 2016, indicate that Rule 4-08(k) would apply to Rule 17a-7 cross-trading transactions for funds within a fund complex, i.e., funds that are affiliated pursuant to the definition of an affiliated person under section 2(a)(3) of the Investment Company Act of 1940. Such affiliated persons would meet the definition of related parties under ASC 850-10-20.

The cross-trades executed by the State Farm S&P 500 Index Fund pursuant to Rule 17a-7 for the year ended December 31, 2015, represented trades between the State Farm S&P 500 Index Fund and non-State Farm Mutual Funds investment companies (the “non-SFMFs”) that are affiliated with BlackRock Fund Advisors (“BlackRock”), the sub-adviser for the State Farm S&P 500 Index Fund (the “Rule 17a-7 Transactions”). The non-SFMFs were not part of the State Farm Mutual Funds fund complex, were not affiliated persons of the State Farm S&P 500 Index Fund pursuant to section 2(a)(3) of the Investment Company Act of 1940 and did not otherwise fall within the definition of a related party of the State Farm S&P 500 Index Fund under ASC 850-10-20. Consequently, the Rule 4-08(k) quantitative disclosure was not required for the Rule 17a-7 Transactions between the State Farm S&P 500 Index Fund and the non-SFMFs in the MFT report.

However, even though disclosure pursuant to Rule 4-08(k) was not required for these Rule 17a-7 Transactions, the MFT believes that the voluntary disclosure of information provided in Note 8 is relevant information for shareholders because BlackRock is a related party and an affiliated person of both the State Farm S&P 500 Index Fund and the non-SFMFs. The MFT will consider revising the Rule 17a-7 Transactions disclosure in future shareholder reports to clarify the identities of the transacting parties.

21.	Consider including the risks of investing in mid-cap stocks in the summary prospectus for the State Farm Small/Mid Cap Equity Fund.

Response: In the next post-effective amendment to the registration statement of MFT involving the State Farm Small/Mid Cap Equity Fund, MFT will include a description of the risks of investing in mid-cap stocks in the summary prospectus for the State Farm Small/Mid Cap Equity Fund. That disclosure will be substantially similar to the following:

“Mid-Cap Company Risk – Investments in securities of mid-cap companies may involve greater risk of loss than investing in larger, more established companies. Mid-cap companies may have limited product lines, markets or financial resources and less seasoned management teams and may trade less frequently and at a lower volume than more widely held securities. The prices of mid-cap companies’ stock tend to fluctuate in value more than those of larger capitalization stocks.”

22.	If a fund invests 25% or more of its assets in a specific sector, the Commission expects to see risk disclosures regarding the sector in the prospectus. The MFT Report discloses that the State Farm Small/Mid Cap Equity Fund invested 30.82% of its total net assets in the Financials sector as of December 31, 2015. Please include risk disclosures for the Financials sector in the prospectus for the State Farm Small/Mid Cap Equity Fund.

Response: In its next post-effective amendment involving the State Farm Small/Mid Cap Equity Fund, MFT will add a description of Financials sector risk to its risk disclosures in its prospectuses for the State Farm Small/Mid Cap Equity Fund.

23.	The Index Funds invest in derivatives through futures and, for the State Farm International Index Fund, forwards. Please explain why the prospectuses for the Index Funds do not include derivatives within their principal investment strategies and do not include the risks of investing in derivatives.

Response: Please see the response to comment 6 above.

24.	Please disclose the risks of investing in other investment companies in the State Farm Equity and Bond Fund prospectus.

Response: MFT notes that it already includes disclosure under the heading “Investment Company Securities Risk” in the statutory portion of its prospectus. However, it confirms that it will disclose the specific risks of the Equity and Bond Fund’s investments in other investment companies in the summary prospectus section of the next post-effective amendment involving the State Farm Equity and Bond Fund prospectus.

25.	Page 77 of the MFT Prospectus for Classes A, B, Premier and Legacy B shares provides a chart reflecting each significant investment amount in the underlying exchange-traded funds (“ETFs”). If investing a significant amount of fund assets in a single underlying ETF is part of the principal investment strategies for the State Farm LifePath Funds (as reflected in the chart), please disclose the risks of investing a significant amount of fund assets in a single underlying ETF.

Response: The State Farm LifePath Funds extensively describe “Concentration Risk” and “ETF-Specific Risk” in the summary section of the MFT prospectuses. While MFT believes that together, the discussion of these risks adequately discloses the risk of investing a significant amount of a State Farm LifePath Fund’s assets in a single underlying ETF, MFT will include a disclosure of the risks of investing a significant amount of fund assets in a single underlying ETF in the summary section of the MFT prospectuses in MFT’s next post-effective amendment.

26.	A Schedule 14A proxy statement for MFT was filed on February 25, 2015. Proposal 3 indicated that, if approved, each State Farm LifePath Fund would discontinue its master-feeder arrangement, withdraw its assets from its corresponding Master Portfolio and be structured as a “stand alone” fund that directly owns portfolio securities as a strategy for achieving its investment objective. Please identify the filing under Rule 485(a), Effective date of post-effective amendment filed by certain registered investment companies, Automatic effectiveness (17 C.F.R. § 230.485(a)), that reflects this change. If this change was not filed under Rule 485(a), please explain why not.

Response: On November 2, 2015 and as part of a filing under Rule 497(e) (17 C.F.R. § 230.497(e)), MFT filed updated prospectuses and an updated SAI describing the State Farm LifePath Funds (the “LifePath Funds”) operating as stand-alone funds, thereby providing notice to shareholders and prospective investors of the change in the LifePath Funds’ format.

Prior to that filing, the LifePath Funds’ shareholders had an opportunity to vote upon a proposal to change the structure of the LifePath Funds at a shareholder meeting held on June 12, 2015. In advance of that meeting, MFT shareholders received a proxy statement (which had been reviewed previously by the Commission Staff) that provided extensive discussion on the proposal, including the changes that would take effect should shareholders approve the change. During the June 12 meeting, shareholders approved the proposals related to the restructuring of the LifePath Funds.

MFT also notes that the restructuring of the LifePath Funds did not involve changes to the investment objectives of the LifePath Funds nor did the restructuring involve significant changes to the risk/return profiles of the LifePath Funds.

For all of the above reasons (particularly given that both MFT shareholders and Commission Staff had received disclosures discussing the changes in a proxy statement in advance of the change), the updated registration statement of MFT was filed pursuant to Rule 497(e) rather than under Rule 485(a).

Please let me know if you have any further questions or need additional information.

Sincerely,

/s/ Christine Keithley Walker
Christine Keithley Walker, Counsel
State Farm Investment Management Corp.
Corporate Law, A-3
One State Farm Plaza
Bloomington, IL 61710